Exhibit 99

                                 [UNILEVER LOGO]

                              N E W S   R E L E A S E


                          Unilever United States, Inc.

U.S. Media Relations Contact:                  U.S. Investor Relations Contact:
Nancy Goldfarb                                 Leigh Ferst
212-906-4690                                   212-906-3430

                                               FOR RELEASE AT 9:00 A.M.

                      UNILEVER'S 2003 THIRD QUARTER RESULTS
                       TELEPHONE CONFERENCE CALL / WEBCAST

New York, NY -- October 24, 2003 -- Unilever's third quarter results and interim dividend for 2003 will be published at 0700hrs (London time) on Wednesday, October 29 2003.

There will be separate teleconferences for European-based and US-based analysts. The European teleconference will commence promptly at 0845 hrs (London time). Early dial-in is recommended. Analysts only will be able to ask questions during the call.

              EUROPEAN DIAL-IN TELEPHONE NUMBER (Listen only line)
                     +44 (0)20 8974 7950 - PIN number 250700

The US teleconference will commence promptly at 1530 hrs (London time). Again, early dial-in is recommended and only analysts will be able to ask questions during the call.

                 US DIAL-IN TELEPHONE NUMBER (Listen only line)
            +1 877 810 2615 or +1 617 786 8334 - PIN number 85553210

Recordings of both teleconferences will be accessible two hours after the conference ends, and will remain available up to and including November 12 2003.

          European replay line: + 44 (0)1296 618700 - PIN number 450159
    US replay line: +1 888 286 8010 or +1 617 801 6888 - PIN number 95443044

The webcast can be accessed via www.unilever.com and registration will open 30 minutes before each conference. An archived stream will be available from Thursday, October 30 until Wednesday, November 12 2003.

                                      -o0o-